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                                                                     EXHIBIT 4.7

                            SECOND AMENDMENT TO THE
                     LOGICON, INC. 1991 STOCK OPTION PLAN
                          FOR NON-EMPLOYEE DIRECTORS

     This Second Amendment to the Logicon, Inc. 1991 Stock Option Plan for Non-Employee Directors (the "Plan"), is intended to reflect the fact that, effective August 5, 1997, Logicon, Inc. became a wholly-owned subsidiary of Northrop Grumman Corporation, pursuant to a transaction in which shares of Logicon stock were exchanged for shares of Northrop Grumman stock, in a ratio as specified in the Merger Agreement executed between the two companies; and that on August 20, 1997, the Board of Directors of Northrop Grumman Corporation approved the offering of Northrop Grumman stock under the Plan. Now therefore, the Plan is amended as follows:

     1. The statement of purpose of the Plan is amended to reflect that the purpose is to purchase Northrop Grumman Corporation common stock, for the purpose of acquiring an equity interest in Northrop Grumman Corporation.

     2. All references under the Plan to "Logicon common stock" shall hereby be amended to refer to "Northrop Grumman common stock."

     3. The number of shares to be offered in the aggregate and to individuals under the Plan shall be adjusted in accordance with the exchange ratio set forth under the Merger Agreement between Northrop Grumman Corporation and Logicon, Inc.

This amendment to be effective as of August 21, 1997, consistent with approval by the Board of Directors of Logicon, Inc.